FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ferrara Michael C. (Last) (First) (Middle) c/o X-Rite, Incorporated, 3100 44th Street, S.W. (Street) Grandville MI 49418 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol X-Rite, Incorporated - XRIT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/29/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

     Director                                10% Owner
X   Officer (give title below)          Other (specify below)

Description           President & COO
7. Individual or Joint/Group Filing
   (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/29/2003		M	--	17,500	A	$7.82(1)
Common Stock	04/29/2003		S	--	400	D	$10.17
Common Stock	04/29/2003		S	--	3,200	D	$10.18
Common Stock	04/29/2003		S	--	1,400	D	$10.23
Common Stock	04/29/2003		S	--	1,300	D	$10.24
Common Stock	04/29/2003		S	--	200	D	$10.35
Common Stock	04/29/2003		S	--	100	D	$10.37
Common Stock	04/29/2003		S	--	100	D	$10.25
Common Stock	04/29/2003		S	--	1,200	D	$10.34
Common Stock	04/29/2003		S	--	600	D	$10.33
Common Stock	04/29/2003		S	--	100	D	$10.38
Common Stock	04/29/2003		S	--	500	D	$10.46
Common Stock	04/29/2003		S	--	100	D	$10.47
Common Stock	04/29/2003		S	--	100	D	$10.49
Common Stock	04/29/2003		S	--	2,100	D	$10.57
Common Stock	04/29/2003		S	--	1,300	D	$10.48
Common Stock	04/29/2003		S	--	100	D	$10.45
Common Stock	04/29/2003		S	--	1,000	D	$10.52
Common Stock	04/29/2003		S	--	200	D	$10.44
Common Stock	04/29/2003		S	--	500	D	$10.54
Common Stock	04/29/2003		S	--	100	D	$10.58
Common Stock	04/29/2003		S	--	200	D	$10.59
Common Stock	04/29/2003		S	--	1,100	D	$10.68
Common Stock	04/29/2003		S	--	100	D	$10.66
Common Stock	04/29/2003		S	--	1,500	D	$10.63	5,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable (DE) and Expiration Date (ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$7.82	04/29/2003		M	--		17,500	01/23/03	01/23/12	Common Stock	17,500		-0-

Explanation of Responses:

(1) Acquired under employee stock option plan which is a 16b[3] plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	/s/ Kevin Griffin ** Signature of Reporting Person Kevin Griffin for Michael C. Ferrara by Power of Attorney	05/01/03 Date